UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934

and Rule 14f-1 Thereunder

Commission file number 1-41012

FINNOVATE ACQUISITION CORP.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

The White House, 20 Genesis Close, George Town Grand Cayman, Cayman Islands KY1 1208	+86 131-2230-7009
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: May 19, 2023

FINNOVATE ACQUISITION CORP.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

May 19, 2023

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF FINNOVATE ACQUISITION CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Finnovate Acquisition Corp.

INTRODUCTION

This Information Statement is being mailed on or about May 19, 2023 to the holders of record at the close of business on May 18, 2023 (the “Record Date”) of the ordinary shares of Finnovate Acquisition Corp., a Cayman Islands exempted company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of shareholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to the terms of a recent investment in the Company. On April 27, 2023, Finnovate Acquisition Corp. (the “Company”) entered into an agreement (the “Investment Agreement”) with Finnovate Sponsor, LP (the “Sponsor”) and Sunorange Limited (the “Investor”), pursuant to which Investor and its designees shall acquire partnership interests in the Sponsor and Class B ordinary shares directly held by certain Company directors, which combined interests will entitle Investor to receive, in the aggregate, 3,557,813 Class B ordinary shares (the “Founder Shares”) and 6,160,000 private warrants. The transactions contemplated by the Investment Agreement (such transactions hereinafter referred to collectively as the “Investment”) closed on May 8, 2023. In connection with the May 8, 2023 closing, the Company is implementing the following change in management and the board: (i) as of May 8, 2023, Calvin Kung has replaced David Gershon as Chairman of the Board and Chief Executive Officer and Wang (Tommy) Chiu Wong has replaced Ron Golan as Chief Financial Officer and director; (ii) as of May 8, 2023, Jonathan Ophir and Uri Chaitchik have resigned as Chief Investment Officer and Senior Consultant, respectively; and (iii) Mitch Garber, Gustavo Schwed and Nadav Zohar have tendered their resignations as directors, to be effective ten (10) days after the mailing of this Schedule 14f Information Statement (such period of time being referred to herein as the “Waiting Period”). The Company has designated each of Chunyi (Charlie) Hao, Tiemei (Sarah) Li and Sanjay Prasad to fill the vacancies left by departing Messrs. Garber, Schwed and Zohar, and effective upon expiration of the Waiting Period (such new directors collectively referred to herein as the “14F Directors”).

As a result of the foregoing, upon the expiration of the Waiting Period, our entire slate of officers and directors will be newly appointed officers and directors. Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current directors of the Company are Calvin Kung, Wang (Tommy) Chiu Wong, Mitch Garber, Gustavo Schwed and Nadav Zohar. David Gershon and Ron Golan resigned as directors on May 8, 2023.

Pursuant to the Investment Agreement, three individuals, Charlie (Chunyi) Hao, Tiemei (Sarah) Li and Sanjay Prasad will replace Messrs. Garber, Schwed and Zohar as directors of the Company. This change in the Company’s Board of Directors is expected to occur ten (10) days after transmission of this Information Statement to all holders of record of our ordinary shares.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).

VOTING SECURITIES

On May 8, 2023, in connection with the consummation of the Investment, holders of our Class B ordinary shares converted an aggregate of 4,237,499 Class B ordinary shares into 4,237,499 Class A ordinary shares.

As of the Record Date, our authorized capitalization consisted of 500,000,000 Class A ordinary shares, of which 9,085,831 shares were issued and outstanding, 50,000,000 Class B ordinary shares, of which one (1) share was issued and outstanding, and 5,000,000 preference shares, of which none were issued and outstanding.

Holders of our Class A ordinary shares are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our Class A ordinary shares have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our Class A ordinary shares have no preemptive rights to purchase our ordinary shares.

Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. Class B ordinary shares otherwise have the same rights as Class A ordinary shares, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of the Company’s ordinary shares as of the Record Date based on information obtained from the persons named below, with respect to the beneficial ownership of ordinary shares of the Company, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our current officers and directors;

●	each of our officers and directors that is expected to hold such offices upon expiration of the Waiting Period;

●	all current officers and directors as a group; and

●	all officers and directors as a group that are expected to hold such offices upon expiration of the Waiting Period.

As of the Record Date, there were 9,085,832 ordinary shares, consisting of 9,085,831 Class A ordinary shares and one (1) Class B ordinary share, issued and outstanding. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	Class A Ordinary Shares		Class B Ordinary Shares(2)		Approximate Percentage of Outstanding Ordinary Shares
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Finnovate Sponsor, LP (our Sponsor)(3)(4)	4,237,499	46.6%	1	100%	46.6%
Calvin Kung(3)(4)	4,237,499	46.6%	1	100%	46.6%
Wang (Tommy) Chiu Wong(3)(4)	4,237,499	46.6%	1	100%	46.6%
Mitch Garber(5)	4,375	—	—	—	—
Gustavo Schwed(5)	4,375	—	—	—	—
Nadav Zohar(5)	4,375	—	—	—	—
Chunyi (Charlie) Hao(3)	—	—	—	—	—
Tiemei (Sarah) Li(3)
Sanjay Prasad(3)	—	—	—	—	—
All directors and executive officers as a group prior to appointment of 14F Directors (5 individuals)	4,250,624	46.8%	1	100%	46.8%
All directors and executive officers as a group (5 individuals) after appointment of 14F Directors	4,237,499	46.6%	1	100%	46.6%

Other 5% Shareholders
Cantor Fitzgerald Securities(6)(8)	970,268	10.6%	—	—	10.6%
Bank of Montreal(7)(8)	1,065,739	11.7%	—	—	11.7%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Finnovate Acquisition Corp., The White House, 20 Genesis Close, George Town, Grand Cayman KY1 1208, Cayman Islands.
(2)	Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. Class B ordinary shares otherwise have the same rights as Class A ordinary shares, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors.
(3)	The shares reported in this row are held of record by our Sponsor, Finnovate Sponsor L.P., a Delaware limited partnership. Sunorange Limited, a British Virgin Islands company, serves as the sole general partner of our Sponsor. Sunorange Limited is controlled by Mr. Kung, our Chief Executive Officer and a director, and Mr. Wong, our Chief Financial Officer and a director. Consequently, Messrs. Kung and Wong may be deemed the beneficial owners of the shares held by our Sponsor and have voting and dispositive control over such securities. The limited partnership interests of our Sponsor are held by various individuals and entities, including Messrs. Hao, Kung, Prasad, Wong and Ms. Li). Each of Messrs. Hao, Kung, Prasad, Wong and Ms. Li disclaim beneficial ownership of the securities held by our Sponsor other than to the extent of their direct or indirect pecuniary interest in such securities..

(4)	The shares beneficially owned include: (i) 4,237,499 Class A ordinary shares held by our Sponsor; and (ii) one Class B ordinary share held by our Sponsor. Excludes 61,875 Class A ordinary shares received by a designee of the Investor, which designee is also a limited partner of the Sponsor.
(5)	Each of these individuals holds a direct or indirect interest in our Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(6)	Based on the Schedule 13G filed with the SEC on August 17, 2022, the ordinary shares are beneficially owned by Cantor Fitzgerald Securities (“CFS”). CF Group Management, Inc. (“CFGM”) is the managing general partner of Cantor Fitzgerald, L.P. (“Cantor”) and directly or indirectly controls the managing general partner of CFS. Mr. Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM’s sole stockholder. Cantor, indirectly, holds a majority of the ownership interests of CFS. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by CFS. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Each of Cantor, CFGM and Mr. Lutnick has a business office address of 110 East 59th Street, New York, New York 10022.
(7)	Based on the Schedule 13G/A filed with the SEC on February 6, 2023, the ordinary shares are beneficially owned by Bank of Montreal. The beneficial ownership of the ordinary shares as reported in the Schedule 13G/A was as follows: Bank of Montreal (1,065,739 ordinary shares), Bank of Montreal Holding Inc. (18,939 ordinary shares), BMO Nesbitt Burns Holdings Corporation (18,939 ordinary shares), BMO Nesbitt Burns Inc. (18,939 ordinary shares), BMO Financial Corp. (721,800 ordinary shares), BMO Capital Markets Corp. (721,800 ordinary shares) and 325,000 ordinary shares beneficially owned by an unidentified entity. Each of Bank of Montreal, Bank of Montreal Holding Inc., BMO Nesbitt Burns Holdings Corporation, BMO Nesbitt Burns Inc., BMO Financial Corp. and BMO Capital Markets Corp. has a business office address of 100 King Street West, 21st Floor, Toronto, Ontario, M5X 1A1, Canada.
(8)	Does not reflect any Class A Ordinary Shares that may have redeemed in connection with the Extension.

The table above does not include the ordinary shares underlying the private warrants held by the Sponsor because these securities are not exercisable within 60 days of the Record Date.

DIRECTORS AND EXECUTIVE OFFICERS

The Company’s Board of Directors has appointed Chunyi (Charlie) Hao, Tiemie (Sarah) Li and Sanjay Prasad as new members of the Board of Directors to take effect ten (10) days after transmission of this Information Statement to all holders of record of our ordinary shares.

Under the terms of the Investment Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of five directors, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Incorporation and Bylaws, as the case may be.

The following sets forth information regarding (i) the Company’s current officers and directors and (ii) the 14F Directors following the expiration of Waiting Period. Except with respect to the Investment Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he was selected as an officer or director.

Name	Age	Position(s) with the Company
Calvin Kung	38	Chairman of the Board of Directors and Chief Executive Officer
Wang (Tommy) Chiu Wong	49	Chief Financial Officer and Director
Mitch Garber	56	Outgoing Director
Gustavo Schwed	60	Outgoing Director
Nadav Zohar	55	Outgoing Director
Chunyi (Charlie) Hao	63	14F Director
Tiemei (Sarah) Li	56	14F Director
Sanjay Prasad	59	14F Director

The experience of our current directors and executive officers is as follows:

Calvin Kung recently served as a senior director at GDS Holdings Limited, a developer and operator of high-performance data centers in mainland China and Hong Kong from June 2020 to March 2023. During his tenure at GDS, Mr. Kung coordinated its secondary listing on the Hong Kong Stock Exchange, and the release of its sustainability strategy and inaugural ESG report. He assisted with other projects at GDS across operations, finance, legal and investor relations. From February 2017 to June 2020, Mr. Kung was director at RADII, a media and entertainment platform. Prior to joining RADII, Mr. Kung worked as a corporate attorney in Beijing and New York with a focus on capital markets. He began his career in credit research at Goldman Sachs & Co. in New York. Mr. Kung received a bachelor’s degree from Duke University and Juris Doctor from Northwestern University. We believe he is well qualified to serve as a director due to his extensive industry, investment research, financial market and related experience.

Wang (Tommy) Chiu Wong is a seasoned finance and investment professional with more than 20 years of experience. Since November 2012, Mr. Wong has worked at Yitian Group in various roles, and most recently as a vice president with responsibility for urban renewal projects. During his tenure, Mr. Wong led negotiations with numerous stakeholders and overseen various managerial finance and property management functions. From August 2004 to October 2012, he worked at Safe Chemical, a Hong Kong-based chemicals company, as general manager. Mr. Wong was also a business development manager at iiLcorp Limited, a communications firm from January 2003 to August 2004. Mr. Wong received his Bachelor of Science degree from the Chinese University of Hong Kong and was a visiting student at the University California, Los Angeles. He received a Master of Public Affairs from Indiana University with a concentration in Information Systems and Public Finance. We believe he is well qualified to serve as a director due to his extensive managerial finance related experience.

Mitch Garber was CEO of Paysafe (formerly Optimal Payments), from 2003 to 2006, PartyGaming Plc / PartyBwin from 2006 to 2008 and Caesars Interactive Entertainment and Caesars Acquisition Company from 2009 to 2017. Under his leadership at Caesars, Mr. Garber purchased, developed and ultimately sold Playtika, an Israeli-based mobile games business. Mr. Garber is the Chairman of Invest in Canada (since 2018), the Canadian agency responsible for foreign investment in Canada. Mr. Garber also serves as a director of Rackspace Technology (since 2016), Aiola (since 2020), Shutterfly (since 2019), Fosun Fashion Group (since 2019), and Apollo Strategic Growth Capital (since 2021). He is also a director of Artisan Acquisition Corp. (since 2021) a blank check company like our company. From 2015 to 2020, Mr. Garber was the non-executive Chairman of Cirque du Soleil. Mr. Garber is a minority owner and executive committee member of the NHL Seattle Kraken. Mr. Garber holds a BA from McGill University, a JD and an honorary doctorate from the University of Ottawa and was awarded the prestigious Order of Canada in 2019.

Gustavo Schwed is a professor of management practice at the Leonard N. Stern School of Business, New York University and a visiting professor at Princeton University. Mr. Schwed currently serves on the Board of Managers of Swarthmore College, where he is a member of the Finance, Development and Communications, Audit, and Investment Committees and is on the Board of Oliver Scholars, where he is Treasurer and Chair of the Finance Committee. Mr. Schwed also is the Chairman of the Venture Capital and Private Equity Committee of Swarthmore’s Investment Committee, in charge of selection of private equity and venture capital managers for the College’s endowment. Prior to his academic career, Mr. Schwed had a 24-year career in the venture capital and private equity industries. From 2004 to 2012, Mr. Schwed was a partner and Managing Director at Providence Equity Partners, the world’s largest private equity firm specializing in media and telecommunications. Working in the London office of Providence Equity Partners, he was one of the partners responsible for the firm’s European business. While at Providence Equity Partners, Mr. Schwed led, among other deals, the largest leveraged buyout in European history at the time. Mr. Schwed was also a member of the firm’s Valuation Committee and Portfolio Committee, which was responsible for the oversight of the firm’s portfolio of over fifty companies. From 1998 to 2004, Mr. Schwed was a Managing Director of Morgan Stanley Private Equity, where he launched and ran the firm’s Latin American private equity business out of the firm’s Sao Paulo office and became the Chairman of the firm’s Global Emerging Markets Fund, Morgan Stanley’s vehicle for private equity investing in Latin America, Asia, and Central Europe. Mr. Schwed subsequently moved to London where he became one of three partners running Morgan Stanley’s European private equity business and a member of the investment committee. From 1995 to 1998, Mr. Schwed was an Executive Director at Bassini, Playfair + Associates (BPA). He began his post MBA career at the New York office of Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette (DLJ) where he developed the firm’s practice in medical devices venture investing. Professor Schwed holds a BA with High Honors from Swarthmore College and an MBA from the Stanford University Graduate School of Business.

Nadav Zohar is the Chairman of LRC Europe, a property and property technology company with €6 billion in assets under management. Since 2006, Mr. Zohar has been the ultimate beneficial owner of Impact Equity, an advisory and investment firm specializing in Israeli-related technology investing. Since joining Impact Equity, Mr. Zohar has advised it on several transactions including: an investment in Soluto Inc., which was sold to Asurian Inc. for approximately $130 million in 2013; an investment in REE Automotive, which became a public company in 2021 through a merger with blank check company 10X Capital (Nasdaq Ticker VCVC) for a combined value of about $3.1 billion in 2021; the sale of Eglue, a customer service technology company to Nice (Nasdaq Ticker NICE); and, the sale of Intellinx, an enterprise security technology company to Bottomline Inc. (Nasdaq Ticker EPAY). In addition, he advised XLMedia (London XLM) in pre-IPO and IPO matters and Delek Global Real Estate in its IPO on the AIM market in London. Mr. Zohar has also served as Chairman of Stoa Inc., a property technology company based in Phoenix, Arizona, since 2017. Additionally, he currently serves on the Board of Allot Communications, a Nasdaq listed company based in Tel Aviv. Mr. Zohar has over 24-years of experience in the venture capital and investment banking industries. From 2014 to 2018, Mr. Zohar was the head of business development for Gett, a European ride hailing platform where he was responsible for the strategic partnership and $300 million fund raise from VW. From 2007 to 2008, Mr. Zohar served as COO of Delek Global Real Estate. Prior to that, from 1999 to 2006, Mr. Zohar was an Executive Director at Morgan Stanley responsible for building the investment banking business in Israel as part of the global technology team. While at Morgan Stanley, from 2005 to 2006, Mr. Zohar was part of the Morgan Stanley Private Equity coverage group which provided leveraged buyout advice to leading European private equity firms, a role he held after serving in the European Banking Operations Office from 2003 to 2005, working with the head of banking, Bob Bradway, to restructure the banking operation after the dot-com market crash in 2000. From 1996 to 1999, Mr. Zohar was a Vice President at Lehman Brothers International where he advised European Telecommunication companies on European wide consolidation efforts and investments. From 1991 to 1996, Mr. Zohar was an associate at Gouldens Solicitors (now Jones Day). Mr. Zohar holds a LLB with Honors from Reading University and a Master of Finance from the London Business School where he graduated with merit.

The experience of our 14F Directors is as follows:

Chunyi (Charlie) Hao is a founding partner and has been a managing director of East Stone Capital Limited, a private equity firm focusing on emerging industries, since October 2017. He served as chief executive officer and president of Shandong Haizhishe Energy Engineering Co., Ltd., a solar and wind engineering company in China, and was in charge of the daily operations and business development of the company from December 2015 to March 2019. Prior to that, Mr. Hao was an investment officer of Shanghai Guxin Investment Limited, a firm engaging in the investment of solar farms across China, from 2014 to June 2015. He served as chief financial officer at Delphi Automotive Corp (Saginaw Steering System) (“Delphi”) of General Motors Inc., overseeing joint venture operation across China and Asia Pacific from 1995 to 1998. Mr. Hao is an independent director of Cogobuy Group PLC (HKSE: 0400.HK), an e-commerce platform and distributor for electronic goods in China. He served as chief executive officer and director at China Fundamental Acquisition Corporation and a board director and president of China operations at Asia Automotive Acquisition Corporation, two SPACs in 2008 and 2005, respectively. Most recently, Mr. Hao served as Chairman of the Board and Chief Financial Officer of East Stone Acquisition Corporation from August 2018 through November 2022, when it completed its business combination with NWTN, Inc. (Nasdaq: NWTN). Mr. Hao received his Bachelor’s degree in French from Beijing Language and Culture University, a Master of Arts degree from the University of Notre Dame and an MBA degree from Pace University. Mr. Hao is well qualified to serve as a director due to his extensive experience with SPACs, as well as his expertise in management, finance and capital investments.

Sanjay Prasad has been the founder, chief executive officer and president of Global Business Dimensions Inc., a manufacturer, seller and distributor of PC components, semiconductor and consumer electronic products, since June 1994. Mr. Prasad also founded Cinemagic Entertainment, a home cinema and audio video installation company, in June 2006 and Buyonlineled.com, a seller of LED lighting products, in April 2017. Mr. Prasad is a member of the New Jersey District Export Council. Mr. Prasad has helped numerous companies export their products overseas providing guidance on financing, export license controls and help in marketing to Asia, Europe and Middle East. Mr. Prasad served as a director of East Stone Acquisition Corporation from February 2020 through November 2022, when it completed its business combination with NWTN, Inc. (Nasdaq: NWTN). Mr. Prasad received his Bachelor’s degree in industrial engineering from BIT India, Master’s degree in industrial engineering from Kansas State University and an MBA degree from Adelphi University. Mr. Prasad is well qualified to serve as a director due to his extensive experience in entrepreneurship and management across various countries.

Tiemei (Sarah) Li has been an associate professor at Telfer School of Management, University of Ottawa since 2011. From February 1995 to August 2005, Ms, Li was a managing director at Guotai & Junan Securities Co. Ltd., an investment banking and securities firm in China. Prior to that, she served as an accountant for Mini Refrigerating Co. Ltd. from July 1991 to August 1992. Ms. Li received her Bachelor’s degree in management from HuaZhong University of Science & Technology, Master’s degree in Economics from Central University of Finance and Economics, a CPA from the Chinese Institute of Certified Public Accountants and a Ph.D in Accounting from Concordia University. Ms. Li is well qualified to serve as a director due to her financial and accounting expertise as well as her experience in management across various countries.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Number and Terms of Office of Officers and Directors

Our Board of Directors consists of five members. Prior to consummation of our initial public offering, holders of our Founder Shares appointed each of our directors for a two-year term. The provisions of our amended and restated memorandum and articles of association regarding director term may only be amended by a special resolution passed by at least 90% of our ordinary shares voting in a general meeting. Prior to our initial business combination, subject to any other special rights applicable to the shareholders, any vacancies on our Board of Directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board or by a majority of the holders of our Class B ordinary shares. Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the Board of Directors.

Director Independence

Nasdaq listing standards require that a majority of our Board of Directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that, upon their appointments, each of our independent directors, Chunyi (Charlie) Hao, Tiemei (Sarah) Li and Sanjay Prasad, will be an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee and compensation committee is entirely composed of independent directors meeting Nasdaq’s and the SEC’s additional requirements applicable to members of those committees. In addition, our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Pursuant to Nasdaq listing rules, we have established two standing committees - an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act and a compensation committee, each comprised of independent directors. Under Nasdaq listing rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements.

Audit Committee

We have established an audit committee of the Board of Directors. Upon their appointments, Chunyi (Charlie) Hao, Tiemei (Sarah) Li and Sanjay Prasad will serve as members of our audit committee and Ms. Li will serves as its chair. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such member of our audit committee meets the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our Board of Directors has determined that Ms. Li qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●

obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the Board of Directors. Upon their appointments, Chunyi (Charlie) Hao, Tiemei (Sarah) Li and Sanjay Prasad will each serve as members of our compensation committee and Mr. Hao will serve as its chairman. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each member of our compensation committee meets the independent director standard under Nasdaq listing standards and Rule 10C-1 of the Exchange Act applicable to members of the compensation committee.

We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation (if any is paid by us), evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and making recommendations to our Board of Directors with respect to the compensation and any incentive-compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating Committee

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Board of Directors. The Board of Directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The independent director who will participate in the consideration and recommendation of director nominees are Gustavo Schwed, Mitch Garber and Nadav Zohar. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place at this time.

During the entire period until our initial business combination, only holders of our Class B ordinary shares, and not holders of our Class A ordinary shares, will have the right to appoint members of our board.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors will consider educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of our shareholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the Board of Directors or compensation committee of any entity that has one or more officers serving on our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Because our Class A ordinary shares were not registered under the Exchange Act during the year ended December 31, 2022, during that year, there were no delinquent filers.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (our “Code of Ethics”). Our Code of Ethics is available on our website. Our Code of Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Ethics on our website.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:

(1) A petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any federal or state securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

None of our officers or directors or our senior consultant has received any cash compensation for services rendered to us. All of our current directors and incoming 14F Directors have invested as a limited partner holding a minority, non-controlling interest in our Sponsor and therefore hold an indirect interest in the Founder Shares held by our Sponsor. In addition, our Sponsor, officers and directors, senior consultant, and any of their respective affiliates, will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, we may pay a customary financial consulting fee to an affiliate of our Sponsor, which will not be made from the proceeds of our initial public offering held in the trust account prior to the completion of our initial business combination. We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources that we believe are necessary in order to assess, negotiate and consummate an initial business combination. The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of our audit committee. Our audit committee will also review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined by a compensation committee constituted solely by independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March 2021, our Sponsor purchased 4,312,500 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.0058 per share. A total of 75,000 Founder Shares were transferred to our independent directors following their appointment, of which 61,875 Founder Shares were subsequently transferred to designees of the Investors in connection with the Investment.

Our Sponsor has purchased, in a private placement that occurred simultaneously with the closing of our initial public offering, an aggregate of, 8,208,164 private warrants at a price of $1.00 per private warrant ($8,208,164 in the aggregate) (the “private warrants”). Each private warrant is exercisable to purchase one whole ordinary share at $11.50 per share, subject to adjustment as provided herein. Our Sponsor is permitted to transfer the private warrants held by it to certain permitted transferees, including our officers and directors and other persons or entities affiliated with or related to them, but the transferees receiving such securities will be subject to the same agreements with respect to such securities as our Sponsor. Otherwise, these warrants will generally not be transferable or salable until after the completion of our initial business combination.

The Founder Shares constitute 25% of the public shares sold in our initial public offering. Our Sponsor did not purchase any units in our initial public offering.

We entered into an Administrative Services Agreement on November 8, 2021, pursuant to which we pay our Sponsor $3,000 per month for office space, utilities and administrative support services. Upon completion of our initial business combination or our liquidation, we will cease paying any of these monthly fees. Accordingly, in the event we take until May 8, 2024 to consummate our initial business combination, our Sponsor will be paid $3,000 per month ($90,000 in the aggregate) for office space, utilities and administrative support services and will be entitled to be reimbursed for any out-of-pocket expenses.

Each of our independent directors invested, prior to the closing of our initial public offering, as a limited partner holding a minority, non-controlling interest in our Sponsor. Additionally, in connection with the consummation of the Investment, each of Calvin Kung, Tommy Wang Chiu Wong and the 14F Directors became limited partners in our Sponsor. Each of such individuals therefore holds an indirect interest in the Founder Shares and private warrants held by our Sponsor.

If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, subject to their fiduciary duties under Cayman Islands law, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us, subject to his or her fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other.

Our officers and directors currently have and will in the future have certain relevant fiduciary duties or contractual obligations that may, subject to applicable law, take priority over their duties to us. Our Sponsor, officers and directors, senior consultant or any of their respective affiliates, will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers and directors, or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

As of the date of the final prospectus in our initial public offering, our Sponsor had agreed to loan us up to $250,000 under a promissory note to be used for a portion of the expenses of the initial public offering. We repaid this promissory note in full on November 8, 2021. In addition, in order to fund working capital deficiencies or finance transaction costs in connection with our initial business combination, the Sponsor or an affiliate of the Sponsor may, but is not obligated to, provide us with working capital loans. Any such loans would be on an interest-free basis. If we complete an initial business combination, we may repay the working capital loans out of the proceeds of the trust account released to us. In the event that an initial business combination does not close, we may use a portion of proceeds held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans. At the lender’s discretion, up to $1,500,000 of such working capital loans may be convertible into warrants of the post initial business combination entity at a price of $1.00 per warrant. The warrants would be identical to the private warrants. As of March 31, 2023, the Company had $449,765 outstanding under the working capital loans. On May 8, 2023, all outstanding borrowings under the working capital loans were cancelled in connection with the closing of the Investment.

On May 8, 2023, the Company held an extraordinary general meeting of shareholders to amend the Company’s amended and restated memorandum and articles of association (the “Charter Amendment”) to, among other things, extend the date by which the Company has to consummate an initial business combination from May 8, 2023 to May 8, 2024 (the “Extension”). In connection with the closing of the Investment, on May 8, 2023, the Investor caused $300,000 to be deposited into the Trust Account to support the first three months of the Extension. The Investor has agreed to deposit into the Trust Account an additional $100,000 for each successive month, or portion thereof, that is needed by the Company to complete an initial business combination until May 8, 2024. All of such funds remitted by the Investor will be repayable by the Company to the Investor, interest-free, upon consummation of an initial business combination. At the election of the Investor, any unpaid portion of such loan may be converted into warrants of the Company identical to the warrants issued to the Sponsor in connection with the private placement that closed contemporaneously with the Company’s initial public offering, at a conversion price of $1.00 per warrant.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds on a non-interest bearing basis as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of those loans may be converted into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private warrants issued and sold to our Sponsor in a private placement which occurred simultaneously with the closing of our initial public offering. Except as set forth above, the terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration rights agreement with respect to the Founder Shares, private warrants, ordinary shares held by our IPO underwriter and warrants issued upon conversion of working capital loans (if any), which is described under the heading “Registration Rights.”

We have entered into indemnity agreements with each of our officers and directors and our former senior consultant. Those agreements require us to indemnify those individuals to the fullest extent permitted under applicable Cayman Islands law and to hold harmless, exonerate and advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Related Party Transaction Policies

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interest, except under guidelines or resolutions approved by our Board of Directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. Our Code of Ethics is available on our website.

Our audit committee, pursuant to a written charter that we adopted prior to the consummation of our initial public offering, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers or directors, or our or any of their affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our Sponsor, officers or directors unless we, or a committee of independent and disinterested directors, have obtained an opinion from an independent investment banking firm or an independent accounting firm that our initial business combination is fair to our Company from a financial point of view.

Furthermore, no finder’s fees, reimbursements or cash payments will be made by us to our Sponsor, officers or directors, or our or any of their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of our initial public offering and the sale of the private warrants held in the trust account prior to the completion of our initial business combination:

●	Repayment of an aggregate of up to $1,200,000 in extension loans that may be made to us by the Investor to cover the deposits made to the Trust Account to support the Extension;

●	Payment to our Sponsor of $3,000 per month for office space, utilities and administrative support services;

●	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

●	Repayment of loans which may be made by our Sponsor or an affiliate of our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of those loans may be converted into warrants, at a price of $1.00 per warrant at the option of the lender.

The above payments may be funded using the net proceeds of our initial public offering and the sale of the private warrants not held in the trust account or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the trust account released to us in connection therewith.

Our audit committee will review on a quarterly basis all payments that are made to our Sponsor, officers or directors, or our or their affiliates.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

FINNOVATE ACQUISITION CORP.

Dated:	May 19, 2023

By:	/s/ Calvin Kung

Chief Executive Officer